EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

Board of Directors

Elephant Talk Communications Corp.

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-180977, 333-181320 and 333-181738) and Form S-8 (Nos. 333-135971, 333-152276 and 333-177205) of Elephant Talk Communications Corp. of our reports dated March 31, 2014, relating to the consolidated financial statements and the effectiveness of Elephant Talk Communications Corp.’s internal control over financial reporting which appear in this Annual Report on Form 10-K. Our report contains an explanatory paragraph regarding the company’s ability to continue as a going concern. Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013.

/s/ BDO USA, LLP

Los Angeles, California

March 31, 2014